Liberty Star Uranium & Metals Corp.
5610 E. Sutler Lane
Tucson, Arizona 85712

June 1, 2012

Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549
Attn: John Reynolds

Re:	Liberty Star Uranium & Metals Corp.
Registration Statement on Form S-1
Originally Filed March 13, 2012
File No. 333-180056

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) Liberty Star Uranium & Metals Corp. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on March 13, 2012 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after receipt of a specific comment from the Securities & Exchange Commission (the “Commission”) advising that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212

Very truly yours,

LIBERTY STAR URANIUM & METALS CORP.

Sincerely,

By:	/s/ James Briscoe
James Briscoe
Chief Executive Officer, Chief
Financial Officer and Chairman